SEC
Mail Processing
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MAR 06 2014

Washington DC
405

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22651

FACING PAGE

Information Required of Brokers and Dealers Pursuance to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/13** (MM/DD/YY) AND ENDING **12/31/13** (MM/DD/YY)

A. REGISTRATION IDENTIFICATION

NAME OF BROKER-DEALER:

UBS Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1285 Avenue of the Americas
(No. and Street)

New York	**NY**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Patrick J. Canavan **(203) 719-0763**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

[redacted]

14049375

* KW
3/21/2014

CHECK ONE:

- [x] **Certified Public Accountant**
- [ ] **Public Accountant**
- [ ] **Accountant not resident in United States or any of its possessions.**

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AB
3/25

OATH OR AFFIRMATION

I, **Patrick J. Canavan**, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of **UBS Securities LLC (the "Company")**, as of **December 31, 2013**, is true and correct. I further affirm that neither the Company nor any managing member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Patrick J. Canavan
Managing Director

Notary Public

JUDIT MATUZ
NOTARY PUBLIC
State of Connecticut
My Commission Expires June 30, 2016

This report contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Comprehensive Operations.
- [ ] (e) Statement of Changes in Financial Condition.
- [ ] (f) Statement of Changes in Members' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (h) Computation of Net Capital.
- [ ] (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (m) An Oath or Affirmation.
- [ ] (n) A copy of the SIPC Supplemental Report.
- [ ] (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (p) Statement of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- [ ] (q) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- [ ] (r) Computation of CFTC Minimum Net Capital Requirements.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3)*

Statement of Financial Condition

UBS Securities LLC
December 31, 2013
with Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

Building a better working world

UBS Securities LLC

Statement of Financial Condition

December 31, 2013

Contents

Building a better
working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Members of
UBS Securities LLC

We have audited the accompanying statement of financial condition of UBS Securities LLC (the Company) as of December 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Building a better working world

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of UBS Securities LLC at December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 28, 2014

UBS Securities LLC
Statement of Financial Condition

December 31, 2013
(In Thousands)

Assets		
Cash and cash equivalents		$ 316,302
Collateralized agreements:		
Securities borrowed		37,885,980
Securities purchased under agreements to resell		30,709,840
Securities received as collateral		354,800
Receivables from brokers, dealers and clearing organizations		6,290,834
Receivables from customers		10,403,817
Securities owned, at fair value	$ 10,295,607	
Securities owned, pledged as collateral, at fair value	2,083,328	
Total securities owned, at fair value		12,378,935
Exchange memberships, at cost (fair value $28,580)		16,270
Dividends and interest receivable		92,287
Other assets		460,449
		$ 98,909,514
Liabilities and members' equity		
Short-term borrowings		$ 3,999,283
Collateralized agreements:		
Securities loaned		22,296,896
Securities sold under agreements to repurchase		24,956,250
Obligation to return securities received as collateral		354,800
Payables to brokers, dealers and clearing organizations		3,445,539
Payables to customers		26,400,469
Securities sold, not yet purchased, at fair value		4,211,590
Dividends and interest payable		71,576
Other liabilities and accrued expenses		1,383,305
		87,119,708
Subordinated borrowings		8,175,000
Members' equity		3,614,806
		$ 98,909,514

See accompanying notes.

1. Organization

UBS Securities LLC (the "Company") is an indirect wholly-owned subsidiary of UBS AG (the "Parent"). The Company is a registered broker and dealer under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange, Inc. ("NYSE"), the Financial Industry Regulatory Authority ("FINRA"), NASDAQ, and other principal exchanges. In addition, the Company is a registered futures commission merchant and a member of certain major United States ("U.S.") and foreign commodity exchanges. The Company is also a primary dealer in U.S. Government securities and provides a full range of investment banking services, including corporate finance, mergers and acquisitions, capital markets, trading and sales, fixed income, equity research and prime brokerage operations.

UBS Americas Inc., a direct wholly owned subsidiary of the Parent, owns all of the Company's Preferred Member's Interest. UBS Americas Inc., together with the Parent, owns all of the Company's Class A and B Members' Interests. See Note 10 for additional information.

2. Significant Accounting Policies

Basis of Presentation

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the U.S., which requires management to make judgments and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates. Management makes estimates regarding valuations of certain assets and liabilities, the outcome of litigations, the carrying amount of intangible assets with indefinite lives, the amortization of intangible assets with definite lives, certain accruals and other matters that affect the reported amounts and disclosure of contingencies in the statement of financial condition.

Cash and Cash Equivalents

Cash and cash equivalents are defined as highly liquid investments, with original maturities of less than three months, which are not held for sale in the ordinary course of business.

2. Significant Accounting Policies (continued)

Collateralized Agreements

Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements") generally are collateralized by U.S. Government, agency and mortgage-backed securities, and are accounted for as financing transactions. Resale and repurchase agreements are recorded at the amounts at which the securities will be subsequently resold or repurchased. The Company may net certain repurchase agreements and resale agreements when the requirements of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 210-20-45-11 "Balance Sheet – Offsetting: Repurchase and Reverse Repurchase Agreements" are met. Transactions are presented net in the accompanying statement of financial condition where net presentation is permitted. It is the Company's policy to take possession of collateral under resale agreements. Collateral is valued daily and additional collateral is obtained from counterparties when appropriate, or refunded as necessary. Counterparties are principally primary dealers of U.S. Government securities and financial institutions.

Securities borrowed and securities loaned result from transactions primarily with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash with the Company. To the extent that the Company receives securities collateral in exchange for securities lent, such transactions are included in securities received as collateral and obligation to return securities received as collateral on the statement of financial condition. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Receivables and Payables - Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date, margin deposits, commissions, and net receivables/payables arising from unsettled trades. Payables to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date and payables to clearing organizations.

(In Thousands, except share data)

2. Significant Accounting Policies (continued)

Receivables and Payables - Customers

Receivables from and payables to customers include amounts due on cash and margin transactions. Customers' securities and commodities transactions are recorded on a settlement date basis. Securities owned by customers, including those that collateralize margin or similar transactions, are not reflected on the statement of financial condition.

Securities Owned and Securities Sold, not yet Purchased, at Fair Value

Securities owned and securities sold, not yet purchased are stated at fair value. The fair value is determined by quoted market prices, when available. If quoted market prices are not available, fair value is determined using pricing models which incorporate management's best estimates of critical assumptions, which take into account time value, volatility and other factors underlying the securities. Proprietary securities and commodities transactions are recorded on a trade date basis.

The Company is a non-transferor underwriter of securitizations in various consumer and commercial financial assets. As a result of securitizations, where the Company acted as underwriter, and the Company or an affiliate acted as transferor, it may temporarily retain one or more beneficial interests in the securitized assets, including senior and subordinated tranches, interest-only strips or other residual interests ("retained interests"). Retained interests are recorded in securities owned at their current fair value. The fair value of retained interests is determined by quoted market prices, when available. If quoted market prices are not available, fair value is determined using pricing models, which incorporate management's best estimates of critical assumptions, which take into account time value, volatility and other factors underlying the securities.

Exchange Memberships

The Company's exchange memberships, which represent ownership interests in the exchanges and provide the Company with the right to conduct business on the exchanges, are recorded at cost or, if an other than temporary impairment in value has occurred, at a carrying value that reflects management's estimate of the impairment.

(In Thousands, except share data)

2. Significant Accounting Policies (continued)

Goodwill and Intangible Assets

Goodwill and intangible assets, with indefinite lives, totaling $20,900 are not amortized; instead, these assets are subject to impairment tests on an annual and interim basis, and are included in other assets on the statement of financial condition. Under FASB ASC Topic 350 "Intangibles – Goodwill and Other", the Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If after the qualitative assessment the Company determines it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then performing the two-step impairment test is not required. However, if the Company concludes otherwise, then it is required to perform the first step of the two-step impairment test. The first step, used to identify potential impairment, involves comparing each reporting unit's fair value to its carrying value including goodwill and intangible assets. If the fair value of a reporting unit exceeds its carrying value, applicable goodwill and intangible assets is considered not to be impaired. If the carrying value exceeds fair value, there is an indication of impairment and the second step is performed to measure the amount of impairment. The second step involves calculating an implied fair value of goodwill and intangible assets for each reporting unit for which the first step indicated impairment. If the goodwill and intangible assets assigned to a reporting unit exceed the implied fair value of the goodwill and intangible assets, an impairment charge is recorded for the excess. An impairment loss recognized cannot exceed the amount of goodwill and intangible assets assigned to a reporting unit, and the loss establishes a new basis in the goodwill and intangible assets. The Company determines the fair value of a reporting unit using a discounted cash flow analysis. Determining fair value requires the exercise of significant judgment, including judgment about appropriate discount and growth rates, and the amount and timing of expected future cash flows.

Intangible assets with definite lives, consisting of customer relationships, totaling $63,200 (less accumulated amortization of $34,714) are amortized over ten years and are included net in other assets, on the statement of financial condition. In addition, these intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of these intangible assets may not be recoverable.

Fixed Assets

Fixed assets include furniture, equipment, and software, which are depreciated and amortized using the straight-line method over the useful lives of the assets, and leasehold improvements, which are amortized using the straight-line method over the shorter of the lease term or useful life. Fixed assets are reported at cost less accumulated depreciation and amortization on the Company's statement of financial condition as a component of other assets.

2. Significant Accounting Policies (continued)

Dividends and Interest

Interest is accrued on repurchase and resale contract amounts, securities borrowed and securities loaned contract amounts, margin financing balances and interest bearing trading assets and liabilities included in securities owned, at fair value and securities sold, not yet purchased, at fair value. Dividends are accrued on equity securities owned and securities sold, not yet purchased on ex-dividend date. Interest and dividend are included in dividends and interest receivable, and dividends and interest payable, respectively, on the statement of financial condition.

Commissions

Commissions are recorded on a trade date basis.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

Income Taxes

The Company is treated as a partnership for U.S. federal, state and local income tax purposes. As such, the Company is not required to provide for or pay any U.S. federal income taxes. All income, expense, gain or loss of the Company flows through to its partners and is allocated in accordance with the LLC agreement and related tax law. The federal, state and local income tax on such income is the responsibility of the partners. The Company is itself subject to New York City Unincorporated Business Tax ("UBT") for which it accrues current and deferred taxes. The Company may also be subject to other state and local taxes in jurisdictions in which it operates.

In accordance with the provisions of FASB ASC 740 - "Income Taxes" ("ASC Topic 740"), deferred tax assets and liabilities are recognized for the future tax effect of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect during the year in which the basis differences reverse. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

(In Thousands, except share data)

2. Significant Accounting Policies (continued)

Income Taxes (continued)

ASC Topic 740 sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is greater than 50% likely to be realized.

Consolidation

U.S. generally accepted accounting principles ("U.S. GAAP") require a reporting entity to first assess the consolidation of entities on the basis of the reporting entity's ownership of a majority of voting interest. However, in certain situations, there are no voting rights, or ownership of a majority of voting interest is not a reliable indicator of control. If voting interests do not exist or if they differ significantly from economic interests or if holders of the equity investment at risk lack the power to direct activities of the entity, the obligation to absorb the expected losses of the entity or the right to receive the expected residual returns of the entity, the entity is considered a Variable Interest Entity ("VIE") under FASB ASC Topic 810 – "Consolidations" ("ASC Topic 810") and control is based on a qualitative determination of which party has a controlling financial interest in the VIE (known as the primary beneficiary). See Note 14 for additional information.

Accounting Developments

In December 2011, the FASB issued Accounting Standards Update ("ASU") No. 2011-11, Balance Sheet (ASC Topic 210), "Disclosures about Offsetting Assets and Liabilities" ("ASU No. 2011-11"), and in January 2013, the FASB issued ASU No. 2013-01 (ASC Topic 210) "Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities" which clarifies the requirements of ASU 2011-11. This accounting guidance changes the disclosure requirements regarding the offsetting of assets and liabilities. It allows the users of the financial statements to evaluate the effect or potential effect of netting arrangements on its financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments. Required disclosures include the gross and net amounts of the assets and liabilities, as well as the amounts of offset, and those amounts subject to a master netting agreement that management chooses not to offset. This is effective for periods beginning on or after January 1, 2013. The Company adopted ASU 2011-11 on January 1, 2013; see Note 7 for additional information.

(In Thousands, except share data)

2. Significant Accounting Policies (continued)

Accounting Developments (continued)

In July 2012, the FASB issued ASU No. 2012-02, Intangibles – Goodwill and Other (ASC Topic 350), "Testing Indefinite-Lived Intangible Assets for Impairment" ("ASU No. 2012-02"). This accounting guidance gives a company the option to make a qualitative assessment about the likelihood that an indefinite-lived asset is impaired to determine whether it should perform a quantitative impairment test. It also enhances the consistency of impairment testing guidance among long-lived asset categories by permitting a company to assess qualitative factors to determine whether it is necessary to calculate the asset's fair value when testing an indefinite-lived asset for impairment, which is equivalent to the impairment testing requirement for other long-lived assets. These amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The Company adopted ASU 2012-02 on January 1, 2013, and it did not have a material impact on the Company's statement of financial condition.

In February 2013, the FASB issued ASU No. 2013-02, Comprehensive Income (ASC Topic 220), "Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income" ("ASU No. 2013-02"). This amendment requires a Company to provide information about the amounts reclassified out of accumulated other comprehensive income ("OCI") by component. In addition, a Company is required to present, either on the face of the statement of where net income is presented or in the notes, significant amounts reclassified out of accumulated OCI by the respective line items of net income. This requirement is effective for fiscal years beginning after December 15, 2013 (and interim and annual periods thereafter). The Company is currently assessing the impact that ASU No. 2013-02 will have on the Company's statement of financial condition.

In July 2013, the FASB issued ASU No. 2013-11, Incomes Taxes (ASC Topic 740), "Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryfoward, a Similar Tax Loss, or a Tax Credit Carryforward Exists" ("ASU No. 2013-11"). The amendments in this update provide explicit guidance on the financial statement presentation of unrecognized tax benefits to better reflect the manner in which an entity would settle at the reporting date any additional income taxes that would result from the disallowance of a tax position. This requirement is effective for fiscal years beginning after December 15, 2014 (and interim and annual periods thereafter). The Company is currently assessing the impact that ASU No. 2013-11 will have on the Company's statement of financial condition.

(In Thousands, except share data)

3. Cash and Securities Segregated Under Federal and Other Regulations

Included in cash and cash equivalents at December 31, 2013 is $99,009 of cash segregated, secured and sequestered in accordance with federal and other regulations. At December 31, 2013, there were no cash or U.S. Government obligations that the Company was required to segregate in an account, which would be reserved for the exclusive benefit of customers under Securities and Exchange Commission ("SEC") Rule 15c3-3.

At December 31, 2013, the Company was required to segregate $8,191,732, secure $3,818,660 and sequester $580,045 of cash or securities under the Commodity Exchange Act. The Company had $8,786,858 segregated, $4,236,223 secured, and $796,587 sequestered which represented funds deposited by clients, funds accruing to clients as a result of trades or contracts, and securities owned by clients. Securities owned by clients and segregated, secured, or sequestered by the Company are not reflected on the statement of financial condition. Securities deposited with clearing organizations or segregated under federal and other regulations are sourced from resale agreements and securities owned, at fair value on the statement of financial condition.

4. Receivables From and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2013, consist of the following:

Receivables from brokers, dealers and clearing organizations	
Receivables related to commodities clearing activity	$ 3,242,291
Foreign commodity affiliate brokers	2,296,282
Securities failed to deliver	690,915
Affiliate securities accounts	21,355
Other	39,991
Total	$ 6,290,834

Payables to brokers, dealers and clearing organizations	
Affiliate securities accounts	$ 1,007,529
Affiliate commodity accounts	1,000,142
Securities failed to receive	598,214
Pending trades (net)	507,368
Payables related to commodities clearing activity	319,935
Other	12,351
Total	$ 3,445,539

5. Fair Value Measurement

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction at the measurement date. In determining fair value, the Company uses various valuation approaches which often utilize certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and / or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable internal inputs. The Company utilizes valuation techniques that rely on observable and unobservable inputs.

The most frequently applied valuation techniques and pricing models include discounted cash flow models, relative value models and option pricing models. Discounted cash flow models determine the value by estimating the expected future cash flows from assets or liabilities discounted to their present value. Relative value models determine the value based on the market prices of similar assets or liabilities. Option pricing models use probability-based techniques that include binomial and Monte Carlo pricing. The output of a model is always an estimate or approximation of a value that cannot be estimated with certainty. As a result, valuations are adjusted, where appropriate, to reflect close-out costs, credit exposure, model-driven-valuation adjustments and trading restrictions when such factors would be considered by market participants.

Any uncertainties associated with the use of model-based valuations are predominantly addressed through the use of model reserves. These reserves reflect the amounts that the Company estimates are appropriate to deduct from the valuations produced directly by the models to reflect uncertainties in the relevant modeling assumptions, inputs used, calibration of the output, or choice of model. In arriving at these estimates, the Company considers a range of market practices and how it believes other market participants would assess these uncertainties. Model reserves are periodically reassessed in light of information from market transactions, pricing utilities and other relevant sources.

5. Fair Value Measurement (continued)

The Company's fair value and valuation model governance structure includes numerous controls and procedural safeguards that are intended to maximize the quality of fair value measurements reported in the statement of financial condition. New products must be reviewed and approved by all stakeholders relevant to risk and financial control. Responsibility for the ongoing measurement of financial instruments at fair value resides with the business, but is independently validated by risk and financial control functions. In carrying out their valuation responsibilities, the businesses are required to consider the availability and quality of external market information and to provide justification and rationale for their fair value estimates. Independent price verification of financial instruments measured at fair value is undertaken by the product control function, which is independent from the risk taking businesses. The objective of the independent price verification process is to independently corroborate the business' estimates of fair value against available market information. By benchmarking the business' fair value estimates with observable market prices or other independent sources, the degree of valuation uncertainty embedded in these measurements can be assessed and managed as required in the governance framework. A critical aspect of the independent price verification process is the evaluation of the accuracy of modeling approaches and input assumptions which yield fair value estimates derived from valuation models. The output of modeling approaches is also compared to observed prices and market levels for the specific instrument being priced if possible and appropriate. This calibration analysis is performed to assess the ability of the model and its inputs (which are frequently based upon a combination of price levels of observable hedge instruments and unobservable parameters) to price a specific product in its own specific market. An independent model review group reviews the Company's valuation models on a regular basis or if specific triggers occur and approves them for valuing specific products. As a result of the valuation controls employed, valuation adjustments may be made to the business' estimate of fair value to either align with independent market information or financial accounting standards.

All financial instruments at fair value are categorized into one of three fair value hierarchy levels, based upon the lowest level input that is significant to the product's fair value measurement in its entirety:

Level 1: Quoted market prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Valuation techniques for which all significant inputs are market observable, either directly or indirectly.

Level 3: Valuation techniques which include significant inputs that are not based on observable market data.

5. Fair Value Measurement (continued)

The following is a description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value. See Note 6 for additional information.

U.S. Government and agency obligations

U.S. Government securities are generally actively traded and are valued using quoted market prices. Where market prices are not available, these securities are valued against yield curves implied from similar issuances. U.S. Government securities are generally categorized as Level 1 of the fair value hierarchy.

Agency obligations are composed of agency-issued debt. Non-callable agency-issued debt securities are generally valued using quoted market prices. Callable agency-issued debt securities are valued by benchmarking model-derived prices to quoted market prices and trade data for identical or comparable securities. Actively traded non-callable agency-issued debt securities are generally categorized as Level 1 of the fair value hierarchy. Non-actively traded non-callable and callable agency-issued debt securities are generally categorized as Level 2 of the fair value hierarchy.

Mortgage-backed obligations

Mortgage-backed obligations represent agency mortgage pass-through pool securities and agency collateralized mortgage obligations ("CMO"). Pass-through pools are valued using quoted and/or traded market prices or prices on comparable securities after considering collateral characteristics, historical performance and also pricing benchmark securities. Agency CMO are structured deals backed by specified pool collateral and are valued based on available trades, market comparable securities, and fundamental methods of valuation. Both asset classes require a view around forward interest rates, prepayments and other macro variables. Agency mortgage pass-through pool securities are generally categorized as Level 1 of the fair value hierarchy with some relatively less liquid pools categorized as Level 2. Agency CMO are generally categorized as Level 2 of the fair value hierarchy; however if external prices or significant inputs are unobservable they are categorized as Level 3 of the fair value hierarchy.

5. Fair Value Measurement (continued)

Corporate debt, including convertible securities

Corporate bonds and convertible securities are priced at market levels, which are based on recent trades or broker and dealer quotes. In cases where no directly comparable price is available, the bonds are tested against yields derived from other securities by the same issuer or benchmarked against similar securities adjusting for seniority, maturity and liquidity. For illiquid securities, credit modeling may be used, which considers the features of the security and discounted cash flows using observable or implied credit spreads and prevailing interest rates. Corporate bonds and convertible securities are generally categorized as Level 2 of the fair value hierarchy; however if external prices or significant inputs are unobservable they are categorized as Level 3 of the fair value hierarchy.

Residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS"), and other asset-backed securities ("ABS") are estimated via direct trade prices, market color or from observable prices on one or more securities with similar characteristics or indices through comparable analysis. Generally these securities are valued through industry standard valuation tools, including discounted cash flow analysis, by applying various input assumptions. The assumptions are further derived via proprietary models, fundamental analysis and/or market research. Key inputs to such models include management's quantitative and qualitative assessment of current and future economic conditions, the securities' projected performance under such conditions, as well as liquidity in the market, among other factors. RMBS, CMBS and ABS are generally categorized as Level 2 of the fair value hierarchy; however if external prices or significant inputs are unobservable or if the comparability assessment involves significant subjectivity related to property type differences, cash flows, performance and other inputs, then RMBS, CMBS and ABS are categorized as Level 3 of the fair value hierarchy.

Collateralized debt obligations ("CDO") are valued independently using fundamental analysis and industry standard cash flow tools taking into consideration available comparable market levels, underlying collateral performance and pricing, deal structures, as well as liquidity. Key inputs to such models include current and future economic conditions, the securities' projected performance, as well as liquidity in the market, among other factors. Collateral analysis is done based on techniques similar to those described for RMBS, CMBS and/or ABS. CDOs backed by corporate loans ("CLOs") are generally categorized as Level 2 of the fair value hierarchy; however if external prices or significant inputs are unobservable they are categorized as Level 3 of the fair value hierarchy. CDOs backed by other asset-backed securities are generally categorized as Level 3 due to a lack of liquidity leading, resulting in a lack of comparability in comparable market levels.

5. Fair Value Measurement (continued)

Corporate debt, including convertible securities (continued)

Student loan auction rate certificates ("SLARC") are debt instruments issued by corporations or states. The coupon rate is reset periodically through a series of auctions and, in the event of a failed auction, it is reset to a maximum rate as defined by each deal's prospectus. The coupon and principal payment are backed by pools of student loans. SLARC are valued based on model generated future cash flows discounted at an appropriate rate. The key assumptions impacting cash-flows are default rates (on private deals), deferment and forbearance rates, prepayments and estimated fail rate coupons. Model based prices are further calibrated to any market prices that might be observable via trades, tenders or announced redemptions. SLARC are categorized as Level 3 of the fair value hierarchy. SLARC issued by corporations are included in *"Corporate debt, including convertible securities"*, while those issued by states are included in *"State and municipal obligations"*.

Equities and warrants

Equity securities and warrants are primarily traded on public stock exchanges where quoted prices are readily and regularly available. To the extent these equity securities and warrants are actively traded, they are categorized as Level 1 of the fair value hierarchy; otherwise, they are categorized as Level 2 of the fair value hierarchy.

Fund units are generally marked to the exchange-traded price or net asset value (NAV), and if actively traded are categorized in Level 1 of the fair value hierarchy; otherwise categorized as Level 2 of the fair value hierarchy.

Auction preferred securities ("APS") are securities issued by closed-end mutual funds with an underlying portfolio of tax-exempt and taxable state and municipal obligations. The dividend rate is set periodically through a series of auctions and, in the event of a failed auction, it is reset to a maximum rate as defined by each deal's prospectus. APS are currently valued using internally developed techniques mainly based on unobservable inputs such as yields and projected maturity / redemption dates. These values are further calibrated to any market prices that might be observable via dealer indications or announced redemptions. APS are categorized as Level 3 of the fair value hierarchy.

Options

Options that are actively traded are valued based on quoted prices from the exchange and are categorized as Level 1 of the fair value hierarchy. Options that are not actively traded are measured using either industry standard models or internally developed proprietary models and are categorized as Level 2 of the fair value hierarchy.

(In Thousands, except share data)

5. Fair Value Measurement (continued)

State and municipal obligations

In addition to SLARC issued by states and APS, the auction rate securities portfolio includes auction rate municipal securities ("ARS MUNI"). ARS MUNI are mainly comprised of bonds issued by states and municipalities often wrapped by a municipal bond insurance. The floating rate is set periodically through auction mechanisms and, in the event of a failed auction, it is reset to a maximum rate as defined by each deal's prospectus. ARS MUNI are currently valued using internally developed techniques based off largely unobservable inputs such as yields and life of the bond. These prices are further calibrated to any market prices that might be observable via trades, tenders or announced redemptions. ARS MUNI are categorized as Level 3 of the fair value hierarchy.

Money market and commercial paper

It is mainly comprised of commercial paper and certificates of deposit. These financial instruments have short-term maturities and carry interest rates that approximate market. Commercial paper and certificates of deposit are valued based on pricing models. Typically, the credit quality of the issuers is high and the majority of exposure can be either directly or indirectly tested. Commercial paper and certificates of deposit are generally categorized as Level 2 of the fair value hierarchy; however if external prices or significant inputs are unobservable they are categorized as Level 3 of the fair value hierarchy.

6. Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value

At December 31, 2013, securities owned and securities sold, not yet purchased by the Company are as follows:

Securities owned, at fair value	**(Level 1)**	**(Level 2)**	**(Level 3)**	**Total fair value**
U.S. Government and agency obligations	$ 3,291,284	$ 531,764	$ –	$ 3,823,048
Mortgage-backed obligations	–	69	–	69
Corporate debt, including convertible securities	23,210	3,059,503	756,476	3,839,189
Equities and warrants	823,559	38,116	1,867,126	2,728,801
Options	210,341	257,769	–	468,110
State and municipal obligations	–	–	1,461,418	1,461,418
Money market and commercial paper	–	58,300	–	58,300
	$ 4,348,394	$ 3,945,521	$ 4,085,020	$ 12,378,935

(In Thousands, except share data)

6. Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value (continued)

Securities sold, not yet purchased, at fair value	(Level 1)	(Level 2)	(Level 3)	Total fair value
U.S. Government and agency obligations	$ 2,559,783	$ 25,168	$ –	$ 2,584,951
Mortgage-backed obligations	–	54	–	54
Corporate debt, including convertible securities	–	710,626	1,235	711,861
Equities and warrants	490,140	8,742	61	498,943
Options	189,728	226,053	–	415,781
	$ 3,239,651	$ 970,643	$ 1,296	$ 4,211,590

During the twelve months ended December 31, 2013, the Company did not have any material transfers of securities owned, at fair value and securities sold, not yet purchased at fair value between Levels 1 and 2 of the valuation hierarchy.

(In Thousands, except share data)

6. Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value (continued)

The following table provides information on the valuation techniques, significant unobservable inputs and the range of values for those inputs for each category of securities owned, at fair value and securities sold, not yet purchased, at fair value, categorized as Level 3 of the fair value hierarchy at December 31, 2013. The range of values presented in the below table is representative of the highest and lowest level of input used to value the significant instruments within each category. The disclosure below also includes qualitative information on the sensitivity of the fair value measurements to changes in the significant unobservable inputs.

	Level 3 at fair value				
	Securities owned	**Securities sold, not yet purchased**	**Valuation technique(s)**	**Significant unobservable inputs [1] / Sensitivity**	**Range of input values [2]**
Corporate debt, including convertible securities	**$ 756,476**	**$ 1,235**			
ABS	731	25	Market Comparables	Price	4
CDO	7,760	–	Market Comparables and Cash Flow Analysis	Price CPR CDR Severity Yield	9 – 98 5% 1% 50% 10%
Corporate bonds	213,688	1,061	Market Comparables	Price	3 - 82
CMBS	3,990	–	Market Comparables and Cash Flow Analysis	Price	23 - 41
RMBS	88,914	149	Market Comparables and Cash Flow Analysis	Price CPR CDR Severity Yield	0 - 99 0 – 19% 0 – 10% 30 – 100% 2 – 18%
SLARC	441,393	–	Cash Flow Analysis	CPR Severity SLCD DM Spread	2 – 6% 1 – 4% 13 – 19% 180 – 400 bps
Equities and warrants	**$ 1,867,126**	**$ 61**			
APS	1,866,455	–	Market Information	Price	95 - 98
			Pricing Model	Yield WAL	1 - 4% 4 - 9 years
Equities [3]	671	61	–	–	–

(In Thousands, except share data)

6. Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value (continued)

	Level 3 at fair value				
	Securities owned	Securities sold, not yet purchased	Valuation technique(s)	Significant unobservable inputs [1] / Sensitivity	Range of input values [2]
State and municipal obligations	**$ 1,461,418**	**$ –**			
ARS Muni	952,797	–	Market Comparables	Price	59 - 96
			Pricing Model	Yield	1 - 5%
				WAL	0 - 7 years
SLARC	508,621	–	Market Comparables and Cash Flow Analysis	Price	59 - 83
				CPR	2 – 6%
				Severity	3 – 75%
				SLCD	13 – 23%
				DM Spread	184 – 400 bps
Total	**$ 4,085,020**	**$ 1,296**			

[1] Significant Unobservable inputs / Sensitivity to unobservable inputs:

CPR - Constant Prepayment Rate: A prepayment rate represents the amount of un-scheduled principal payment from a pool of loans. The prepayment estimate is based on a number of factors such as historical prepayment rates for previous loans that are similar to ones in the pool and on future economic outlook including, but not limited to future interest rates. In general, significant increase (decrease) in the unobservable input in isolation in general would result in a significantly higher (lower) fair value for bonds trading at a discount, however bonds trading at a premium would decrease in value with higher prepayments and vice versa. In addition, certain interest dependent bonds may be affected negatively by higher prepayments.

CDR - Constant Default Rate: An annualized rate of default on a group of mortgages or loans. The CDR represents the percentage of outstanding principal balances in the pool that are projected to default and liquidate. The CDR estimate is based on a number of factors such as collateral delinquency rates in the portfolio and on future economic outlook. In general, significant increase (decrease) in the unobservable input in isolation would result in significantly lower (higher) cash flows for the deal, however different parts of the capital structure can react differently to changes in the CDR rate. Generally subordinate bonds will decrease in value as CDR increases but for well protected senior bonds an increase in CDR may cause an increase in price. Also wrapped bonds in the lower part of the structure can benefit from higher default rates.

Severity / Recovery - The projected loss severities on defaulted assets. The projected severity is applied to projected defaults during collateral analysis. Increases in severity levels will result in lower cash flows into a structure upon the disposal of defaulted assets. In general, significant decrease (increase) in the unobservable input in isolation would result in significantly higher (lower) fair value. Recovery is the reverse of severity and calculated by subtracting the severity from the par value of an asset.

SLCD - Student Loan Cumulative Default Rate: Same as CDR, except it measures the lifetime cumulative default rate on a collateral pool rather than the annual default rate.

Yield / Discount Margin ("DM") Spread - The discounting rates used to price an asset. Yields are fixed percentages that are used to discount cash flows for an asset. DM Spreads are a rate or rates applied on top of a floating index to discount cash flows. Significant decrease (increase) in the unobservable input in isolation would result in a significantly higher (lower) fair value.

Weighted Average Life ("WAL") - The weighted average of the time until principals are received. In general, significant increase (decrease) in the unobservable input in isolation would result in a significantly lower (higher) fair value.

[2] When the range of input values is not provided, it represents that there is only one security in scope.

[3] Level 3 Equity positions have no material inputs.

6. Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value (continued)

Securities owned, pledged as collateral, represent proprietary positions which have been pledged as collateral to counterparties on terms which permit the counterparty to sell or repledge the securities to others. The Company also pledges securities owned, at fair value as collateral to counterparties on terms that do not permit the counterparty to sell or repledge the securities, which amounted to $1,921,091 at December 31, 2013 as follows:

U.S. Government and agency obligations	$ 1,379,227
Corporate debt, including convertible securities	541,864
	$ 1,921,091

Securities sold, not yet purchased represent obligations of the Company to deliver the specified securities at contracted prices and, thereby, requires the Company to purchase the securities in the market at prevailing prices. The Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

7. Financial Instruments

Other financial instruments are recorded by the Company at contract amounts and include cash and cash equivalents, short-term borrowings, receivables from and payables to customers, receivables from and payables to brokers, dealers, and clearing organizations, securities borrowed and securities loaned, securities received as collateral and obligation to return securities received as collateral, exchange memberships, dividends and interest receivable, dividends and interest payable, and subordinated borrowings. All financial instruments carried at contract amounts that either have short-term maturities (one year or less), are repriced frequently or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

The fair value of resale agreements and repurchase agreements are computed using a standard cash flow discounting methodology. The inputs to the valuation include contractual cash flows and collateral funding spreads, which are estimated using various benchmarks, interest rate yield curves and option volatilities. In instances where the unobservable inputs are deemed significant, resale agreements and repurchase agreements are categorized in Level 3 of the fair value hierarchy; otherwise, they are categorized in Level 2 of the fair value hierarchy.

The following table represents the carrying value, fair value, and fair value hierarchy category of certain financial instruments that are not recorded at fair value in the Company's statement of financial condition. The following table excludes all non-financial assets and liabilities. See Note 5 for additional information.

(In Thousands, except share data)

7. Financial Instruments (continued)

	Carrying Value	Fair Value	(Level 1)	(Level 2)	(Level 3)
Financial Assets:					
Cash and cash equivalents	$ 316,302	$ 316,302	$ 316,302	$ –	$ –
Securities borrowed	37,885,980	37,313,069		37,313,069	–
Securities purchased under agreements to resell	30,709,840	30,700,870	–	30,700,870	–
Securities received as collateral	354,800	354,800	–	354,800	–
Receivables from brokers, dealers and clearing organizations	6,290,834	6,290,834	–	6,290,834	–
Receivables from customers	10,403,817	10,403,817	–	10,403,817	–
Exchange memberships	16,270	28,580	6,283	22,297	–
Dividends and interest receivable	92,287	92,287	–	92,287	–

	Carrying Value	Fair Value	(Level 1)	(Level 2)	(Level 3)
Financial Liabilities:					
Short-term borrowings	$ 3,999,283	$ 3,999,283	$ –	$ 3,999,283	$ –
Securities loaned	22,296,896	22,081,503	–	22,081,503	–
Securities sold under agreements to repurchase	24,956,250	24,905,635	–	24,905,635	–
Obligation to return securities received as collateral	354,800	354,800	–	354,800	–
Payables to brokers, dealers and clearing organizations	3,445,539	3,445,539	–	3,445,539	–
Payables to customers	26,400,469	26,400,469	–	26,400,469	–
Dividends and interest payable	71,576	71,576	–	71,576	–
Subordinated borrowings	8,175,000	8,175,000	–	8,175,000	–

7. Financial Instruments (continued)

The Company's customer activities involve the execution, settlement and financing of various securities transactions. In addition, the Company executes and clears customer and affiliated customer transactions for the purchase and sale of commodity futures contracts and options on futures contracts. These activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased and the writing of options contracts. Such transactions may expose the Company to off-balance sheet risk in the event that margin requirements are not sufficient to fully cover losses that customers incur, or contrabrokers are unable to meet the terms of the contracted obligations.

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's or broker's obligations. The Company seeks to control the risk associated with these activities by requiring customers or brokers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers or brokers to deposit additional collateral or reduce positions, when necessary.

The Company enters into collateralized resale and repurchase agreements and securities borrowing and lending transactions that may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned by the Company when deemed necessary. In addition, the Company manages credit risk by entering into netting agreements with counterparties. These netting agreements generally enable the counterparties to offset liabilities against available assets received – in the ordinary course of business and/or in the event that the counterparty to the transaction is unable to fulfill its contractual obligation. The Company offsets these financial assets and financial liabilities on statement of financial condition only when it has an enforceable legal right to offset the respective recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

(In Thousands, except share data)

7. Financial Instruments (continued)

The following table presents information regarding the offsetting of these financial assets and financial liabilities:

	Gross Amounts	Amounts Offset on the Statement of Financial Condition [1]	Net Amounts Presented on the Statement of Financial Condition	Cash or Financial Instruments Not Offset on the Statement of Financial Condition [2]	Net Amount
Financial Assets					
Securities borrowed	$ 37,885,980	$ –	$ 37,885,980	$ (37,461,811)	$ 424,169
Securities purchased under agreements to resell	53,463,518	(22,753,678)	30,709,840	(30,705,221)	4,619
Financial Liabilities					
Securities loaned	22,296,896	–	22,296,896	(22,296,820)	76
Securities sold under agreements to repurchase	47,709,928	(22,753,678)	24,956,250	(24,774,327)	181,923

[1] Amounts relate to master netting agreements which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting accounting guidance ASC 210-20-45-11.

[2] Amounts relate to master netting agreements and collateral agreements which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are not met in accordance with applicable offsetting accounting guidance ASC 210-20-45-11.

In the normal course of business, the Company obtains securities under resale agreements, securities borrowed and custody agreements on terms that permit it to repledge or resell the securities to others. At December 31, 2013, the Company obtained securities with a fair value of approximately $118,706,499 on such terms, of which substantially all have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under short sales.

Derivative Financial Instruments

Derivatives are financial instruments whose value is based upon an underlying asset, index or reference rate. A derivative contract may be traded as a standardized contract on an exchange or an individually negotiated contract in an over the counter market. The Company's derivative transactions are primarily in the form of options, futures, and forwards. The Company records its derivative activities at fair value.

7. Financial Instruments (continued)

Derivative Financial Instruments (continued)

The Company enters into transactions in options, futures, and forward contracts with off-balance sheet risk in order to meet the financing and hedging needs of its customers, to reduce its own exposure to market and interest rate risk and in connection with its normal proprietary trading activities. Options are included in securities owned, at fair value and securities sold, not yet purchased, at fair value on the statement of financial condition.

Futures and forward contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from unfavorable changes in interest rates, foreign currency exchange rates or the market values of the securities underlying the instruments. The credit risk associated with these contracts is typically limited to the cost of replacing all contracts on which the Company has recorded an unrealized gain.

For exchange-traded contracts, the clearing organization acts as the counterparty to specific transactions and, therefore, bears the risk of delivery to and from counterparties.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

8. Employee Benefit Plans

The Company participates with affiliates in a non-contributory defined benefit pension plan, which is sponsored by the Parent and provides retirement benefits to eligible employees. Effective December 2, 2001, the defined benefit pension plan was closed to new employees, and new employees were automatically enrolled into the new retirement contribution feature of the defined contribution plan (as discussed below) and began earning retirement contributions, beginning January 1, 2002. In addition, existing employees as of December 1, 2001 made an election either to participate in the new retirement contribution feature of the defined contribution plan as of January 1, 2002 or to remain in the defined benefit pension plan. Effective January 1, 2012, the retirement contribution is equal to 1.5% - 3.5% of eligible compensation depending on a participant's date of employment, subject to certain limitations prescribed by the Internal Revenue Code.

(In Thousands, except share data)

8. Employee Benefit Plans (continued)

The Company participates in Parent-sponsored postretirement medical, dental and life insurance plans. Retiree contributions are adjusted annually and deductibles, coinsurance, and/or copays apply. For eligible employees who retired prior to January 1, 2014, retiree medical and dental premiums are subsidized. Eligible employees who retire on or after January 1, 2014 will be offered retiree medical and dental coverage on an unsubsidized basis. With respect to the postretirement medical and dental, the Parent's policy is to fund benefits on a pay-as-you-go basis. The postretirement life insurance plan is non-contributory; the Parent's policy is to pay premiums as required by the carrier. Post-retirement life insurance will no longer be offered to employees who retire on or after January 1, 2014.

The Company also participates in a defined contribution 401(k) plan of the Parent that provides retirement benefits to eligible employees. Under the defined contribution 401(k) plan, participants may contribute a portion of their eligible compensation on a pre-tax basis, with the Company matching some portion of those contributions, subject to certain limitations prescribed by the Internal Revenue Code. Effective January 1, 2013, the Company's matching contributions to each participant is limited to an annual amount of $3. Eligible participants may also receive a retirement contribution (as discussed above) under the defined contribution 401(k) plan. A participant is 100% vested in his or her retirement contribution plus earnings thereon after the earlier of three years of service, attaining age 65 while still an employee, becoming totally and permanently disabled, or upon death.

Effective January 1, 2013, the defined contribution 401(k) plan was amended such that employees newly eligible for the plan on or after January 1, 2013 will be required to complete three years of vesting service in order to become fully vested in the matching contributions made by the Company. Participants in the plan as of December 31, 2012, will continue to be immediately fully vested in their pre-tax 401(k) contributions and the Company matching contributions in the defined contribution plan. Generally, to receive a retirement contribution and/or retain the Company's matching contributions for the year, a participant must be an active employee on the last business day of that year.

9. Equity Participation and Other Compensation Plans

The Parent operates several equity participation and other compensation plans to align the interests of executives, managers and staff with the interests of shareholders. The Parent operates compensation plans on a mandatory, discretionary and voluntary basis.

(In Thousands, except share data)

9. Equity Participation and Other Compensation Plans (continued)

Mandatory share-based compensation plans

Equity Ownership Plan ("EOP")

Selected employees receive a portion of their annual performance-related compensation above a certain threshold in the form of an EOP of shares, notional shares or performance shares (i.e. notional shares which are subject to performance conditions).

EOP awards granted until 2012 generally vest in three equal increments over a three-year vesting period and awards granted since March 2013 generally vest in equal increments in years two and three. The awards are generally forfeitable upon, among other circumstances, voluntary termination of employment. Compensation expense is recognized in the performance year if the employee meets the retirement eligibility requirements at the date of grant. The Company recognizes these costs in the year of performance, net of the expected forfeiture rate which approximated 2% at December 31, 2013. Otherwise, compensation expense is recognized from the grant date to the earlier of the vesting date or the retirement eligibility date of the employee, on a tiered basis.

Since 2011 (for the performance year 2010), risk-takers and senior management received performance shares under EOP. These performance shares only vest in full if certain performance targets are met. In 2011 and 2012, the performance conditions for such performance shares were based on profitability. Beginning in 2013, these performance conditions are based on the UBS Group's return on tangible equity and the divisional return on attributed equity over the financial years during vesting.

Replacement awards (including sign-on payments) can be offered in shares and/or deferred cash under the EOP plan rules.

9. Equity Participation and Other Compensation Plans (continued)

Mandatory deferred cash compensation plans

Deferred Contingent Capital Plan ("DCCP")

The DCCP awards vest in full five years from grant and are forfeited if the phase-in Basel III Common Equity Tier 1 Ratio of the Group falls below 7%, if the Swiss Financial Market Supervisory Authority ("FINMA") determines that the DCCP awards need to be written down to prevent the insolvency, bankruptcy or failure of the Parent, or if the Parent has received a commitment of extraordinary support from the public sector that is necessary to prevent such insolvency, bankruptcy or failure. Interest on the awards is paid annually for performance years in which the firm generates an adjusted pre-tax profit. The awards are subject to standard forfeiture and harmful acts provisions, including voluntary termination of employment. Compensation expense is recognized in the performance year if the employee meets the retirement eligibility requirements at the date of grant. Otherwise, compensation expense is recognized from the grant date to the earlier of the vesting date or the retirement eligibility date of the employee.

Other plans granted prior to 2013

Incentive Performance Plan ("IPP")

In 2010, certain senior employees received part of their annual incentive in the form of performance shares granted under the IPP. Each performance share granted is a contingent right to receive between one and three shares of the Parent at vesting, depending on the achievement of share price targets. The IPP awards vest after five years in 2015 and are subject to continued employment. IPP was a one-time plan granted in 2010 only. Compensation expense is recognized on a tiered basis from the grant date to the earliest of the vesting date or the retirement eligibility date of the employee.

2012 Special Plan Award Program for the Investment Bank ("SPAP")

In April 2012, certain Managing Directors and Group Managing Directors of the Investment Bank were granted an award of shares of the Parent which will vest three years after grant. Vesting is subject to performance conditions, continued employment with the firm and certain other conditions. The vesting of SPAP awards is subject to performance conditions based on the level of reduction in risk-weighted assets achieved and the average return on risk-weighted assets in the Investment Bank for 2012, 2013 and 2014. Compensation expense is recognized from the grant date to the earlier of the vesting date or the retirement eligibility date of the employee.

9. Equity Participation and Other Compensation Plans (continued)

Voluntary share-based compensation plans

Equity Plus Plan ("Equity Plus")

Equity Plus is a voluntary plan that provides eligible employees with the opportunity to purchase shares of the Parent at market value and receive, at no additional cost, one free notional share of the Parent for every three shares purchased, up to a maximum annual limit. Share purchases may be made annually from the performance award and/or monthly through regular deductions from salary. Shares purchased under Equity Plus are restricted from sale for a maximum of three years from the time of purchase. Equity Plus awards vest after up to three years.

Prior to 2010, instead of notional shares participants received two options over the Parent shares for each share they purchased under this plan. The options had a strike price equal to the fair market value of a share of the Parent on the grant date, a two-year vesting period and generally expired ten years from the grant date. The options are forfeitable in certain circumstances and are settled by delivering shares of the Parent, except in countries where this is not permitted for legal reasons.

At December 31, 2013, the amount of non-vested awards not yet recognized in 2013, will be $189,881, which is expected to be recognized over a weighted average period of 2.16 years.

10. Members' Equity

At December 31, 2013, members' equity reported on the statement of financial condition includes Class A and Class B Members' Interests and Preferred Member's Interest, all of which were held by the Parent or UBS Americas Inc. The Preferred Member's Interest are non-voting and have preference over the payment of dividends of the Company's Class A and B Members' Interests. Dividends on the Preferred Member's Interest are cumulative and payable quarterly at the London Interbank Offered Rate ("LIBOR"). The Company, with prior written approval of the NYSE, may redeem at any time, any or all of the Preferred Member's Interest at par value plus an amount equal to accrued and unpaid dividends through redemption date.

(In Thousands, except share data)

11. Commitments and Contingencies

Commitments

The Company occasionally enters into forward starting resale and repurchase agreements (agreements that have a trade date at or prior to December 31, 2013 and settle subsequent to December 31, 2013), which are primarily collateralized by U.S. Government, agency and mortgage-backed securities. These agreements would not be recorded on the Company's statement of financial condition until the effective date of the transaction. At December 31, 2013, there were no forward starting resale and repurchase agreements.

Underwriting Commitments

In the normal course of business, the Company enters into underwriting commitments. There were no open commitments at December 31, 2013.

Guarantees

The Company is a member of various exchanges and clearinghouses that trade and clear securities and/or derivative contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. The Company believes that any potential requirement to make payments under these agreements is remote.

Leases

The Company is committed to pay rent for office space under non-cancellable leases with minimum annual rental payments. Such leases are subject to escalation clauses covering operating expenses and real estate taxes. The Company has various lease renewal options ranging from five to eight years for substantially all of its leased space, beginning with lease agreements expiring in August 2014. The minimum annual rental payments are expected to be reduced by various sublease agreements.

(In Thousands, except share data)

11. Commitments and Contingencies (continued)

Expected minimum annual rental payments and sublease income are as follows:

	Minimum Annual Rental Payments	Minimum Sublease Income
2014	$ 15,716	$ 979
2015	13,940	854
2016	7,652	224
2017	2,579	–
2018	380	–
Thereafter	317	–

Legal Proceedings

The Company operates in a legal and regulatory environment that exposes it to significant litigation risks. As a result, the Company is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations. Such cases are subject to many uncertainties, and the outcome is often difficult to predict, including the impact on operations or on the statement of financial condition, particularly in the earlier stages of a case. In certain circumstances, to avoid the expense and distraction of legal proceedings, the Company may, based on a cost-benefit analysis, enter into a settlement even though denying any wrongdoing. The Company makes provisions for cases brought against it when, in the opinion of management after seeking legal advice, it is probable that a liability exists, and the amount can be reliably estimated. Such provision would be included in other liabilities and accrued expenses on the statement of financial condition.

Certain potentially significant legal proceedings or threatened proceedings as of December 31, 2013 are described below. In some cases the Company provides the amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist statement of financial condition users in considering the magnitude of any potential exposure. The Company is unable to provide an estimate of the possible financial effect of particular claims or proceedings (where the possibility of an outflow is more than remote) beyond the level of current reserves established. Doing so would require us to provide speculative legal assessments as to claims and proceedings which involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. In many cases a combination of these factors impedes our ability to estimate the financial effect of contingent liabilities. The Company also believes that disclosure of such estimates could seriously prejudice our position in these matters.

(In Thousands, except share data)

11. Commitments and Contingencies (continued)

Legal Proceedings (continued)

The Company and an affiliate have been named in several arbitration and litigation claims asserted by issuers of auction rate securities ("ARS") arising out of the February 2008 ARS market dislocation. These actions are comprised of a pending litigation under state common law and a state racketeering statute seeking at least $40 million in compensatory damages, plus exemplary and treble damages, and several pending arbitration claims alleging violations of state and federal securities law that seek compensatory and punitive damages, among other relief. In addition, the Company and an affiliate have been named in a litigation asserted by an investor relating to ARS that it purchased from third parties that were underwritten by the Company and an affiliate.

The Company (along with certain affiliates) is a defendant in several lawsuits filed by institutional purchasers of CDOs structured by the Company in which plaintiffs allege, under various legal theories, that the Company misrepresented the quality of the collateral underlying the CDOs. Plaintiffs in these suits collectively seek to recover several hundred million dollars in claimed losses. In April 2013, the trial court dismissed with prejudice one of these suits in which plaintiffs claimed losses of at least $331 million. In July 2013 the plaintiffs filed a notice of appeal and also moved the trial court for reconsideration of the dismissal. In December 2013, the court affirmed its dismissal of the case with prejudice and plaintiffs have since filed another notice of appeal. Another lawsuit was filed in the Superior Court of the State of Connecticut in 2008 by Pursuit Partners, LLC and Pursuit Investment Management, LLC asserting misrepresentation and fraud claims against the Parent, the Company and an employee of the Company, relating to alleged "creation, marketing, and sale" in 2007 "of notes in certain CDOs, including but not limited to CDO notes issued by an affiliate". On November 6, 2012 the court granted the Company's motion to dismiss and Plaintiffs' motion seeking reconsideration of the court's ruling remains pending. These cases also include a lawsuit filed in Minnesota state court by MoneyGram Payment Systems, Inc. ("MoneyGram") against the Parent, the Company, an affiliate, (collectively, "UBS") and others, asserting state law fraud claims in connection with the sale of certain CDOs and RMBS to MoneyGram between 2005 and 2007. MoneyGram alleges that UBS made material misrepresentations regarding the quality of the collateral underlying various CDOs and two RMBS offerings, and contends that UBS and the other banks put "toxic" assets into the CDOs, including Magnetar-sponsored CDOs, that the banks then sold to MoneyGram. MoneyGram seeks to recover losses totaling at least $96 million from UBS, plus interest, among other relief.

(In Thousands, except share data)

11. Commitments and Contingencies (continued)

Legal Proceedings (continued)

From 2002 through 2007, prior to the crisis in the U.S. residential loan market, the Company was a substantial underwriter of U.S. RMBS. The Company has been named as a defendant relating to its role as underwriter of RMBS in a large number of lawsuits. UBS settled RMBS suits brought by the Federal Housing Finance Agency ("FHFA") in July 2013 (as discussed below). The remaining pending lawsuits relate to approximately $13 billion in original face amount of RMBS underwritten by the Company. Some of the lawsuits are in their early stages, and have not advanced beyond the motion to dismiss phase; others are in varying stages of discovery. Of the $13 billion in original face amount of RMBS at issue in these cases, approximately $3 billion was issued in offerings in which a UBS-related entity transferred underlying loans (the majority of which were purchased from third-party originators) into a securitization trust (UBS-sponsored RMBS). The remaining $10 billion of RMBS to which these cases relate was issued by third parties in securitizations in which the Company acted as underwriter (third-party RMBS). In connection with certain of these lawsuits, the Company has indemnification rights against surviving third parties for losses or liabilities incurred by the Company, but the Company cannot predict the extent to which it will succeed in enforcing those rights. A class action settlement announced in April 2013 by a third-party issuer received final approval by the district court in December 2013. The settlement, which is subject to appeal, reduced the original face amount of RMBS at issue in these cases from $40 billion to $13 billion, and the original face amount of RMBS at issue in cases involving third-party issuers from $34 billion to $10 billion. The third-party issuer will fund the settlement at no cost to the Company. In January 2014, certain objectors to the settlement filed a notice of appeal from the district court's approval of the settlement.

(In Thousands, except share data)

11. Commitments and Contingencies (continued)

Legal Proceedings (continued)

In July 2011, the FHFA, as conservator for the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation (collectively, the "GSEs") filed suit against the Company and certain affiliates in connection with the GSEs' investments in $4.5 billion in original face amount of UBS-sponsored RMBS and $1.8 billion in original face amount of third-party RMBS. The suit asserted claims for damages and rescission under federal and state securities laws and state common law and alleges losses of approximately $1.2 billion plus interest. The court denied the Company's motion to dismiss in 2012. In April 2013, the court's decision with respect to two legal issues that were the subject of the Company's motion to dismiss was affirmed on appeal by the US Court of Appeals for the Second Circuit. The FHFA also filed suits in 2011 against the Company and other financial institutions relating to their role as underwriter of third-party RMBS purchased by the GSEs asserting claims under various legal theories, including violations of the federal and state securities laws and state common law. In July 2013, the Company entered into a settlement with the FHFA under which the Company paid $885 million to resolve these lawsuits and certain other unasserted claims. More specifically, the FHFA agreed to dismiss the pending lawsuits and release potential claims it could assert against the Company on behalf of the GSEs related to UBS-sponsored RMBS and third-party RMBS underwritten by the Company. The FHFA and the GSEs also agreed that they will not take steps to cause third parties to assert loan repurchase demands or commence loan repurchase litigation in connection with UBS-sponsored RMBS.

In July 2012, a federal court in New Jersey dismissed with prejudice on statute of limitation grounds a putative class action lawsuit that asserted violations of the federal securities laws against various UBS entities, including the Company, among others, in connection with $2.6 billion in original face amount of UBS-sponsored RMBS. In September 2013, the US Court of Appeals for the Third Circuit affirmed the district's court dismissal with prejudice, and in October 2013 the Court of Appeals denied plaintiff's petition for en banc review.

The Company has received requests from both the Special Inspector General for the Troubled Asset Relief Program ("SIGTARP") (who is working in conjunction with the U.S. Attorney's Office for Connecticut and the Department of Justice, Criminal Division, Fraud Section) and the SEC for information relating to its practices in connection with purchases and sales of mortgage-backed securities. The Company is cooperating with the authorities in these matters, which are in an early stage. Numerous other banks reportedly have received similar requests.

11. Commitments and Contingencies (continued)

Legal Proceedings (continued)

A putative consolidated class action has been filed in the U.S. District Court for the Southern District of New York against the Parent, a number of current and former directors and senior officers and certain broker-dealers, including the Company (the "Defendants") that underwrote the Parent's May 2008 Rights Offering alleging violation of the U.S. securities laws in connection with the Parent's disclosures relating to the Parent's positions and losses in mortgage-related securities, the Parent's positions and losses in auction rate securities, and the Parent's U.S. cross-border business. In 2011, the court dismissed all claims based on purchases or sales of UBS ordinary shares made outside the U.S., and, in 2012, the court dismissed with prejudice the remaining claims based on purchases or sales of UBS ordinary shares made in the U.S. for failure to state a claim. Plaintiffs have appealed the court's decision.

Since 2011, the SEC has been conducting an investigation of the Parent and the Company relating to a credit default swap ("CDS") and CDO transaction that the Parent structured and engaged in with Kommunale Wasserwerke Leipzig GmbH ("KWL") (the City of Leipzig's water utility) in 2006 and 2007. The SEC's investigation has focused on, among other things, the suitability of the KWL transaction, and information provided by the Parent and the Company to KWL. The Parent and the Company have provided documents and testimony to the SEC and is continuing to cooperate with the SEC.

Following an initial media report in June 2013 of widespread irregularities in the foreign exchange markets, the Parent immediately commenced an internal review of its foreign exchange business. Since then, various authorities reportedly have commenced investigations concerning possible manipulation of foreign exchange markets, including FINMA, the Swiss Competition Commission ("WEKO"), the U.S. Department of Justice ("DOJ"), the U.S. Commodity Futures Trading Commission ("CFTC"), and the U.K. Financial Conduct Authority ("FCA"). The Parent and other financial institutions have received requests from various authorities relating to their foreign exchange businesses, and the Parent is cooperating with the authorities. The Parent has taken and will take appropriate action with respect to certain personnel as a result of its review, which is ongoing.

Several putative class actions have been filed since November 2013 in U.S. federal court against the Parent, the Company and other banks. These actions are on behalf of putative classes of persons who engaged in foreign currency transactions with the defendants. They allege collusion by the defendants and assert claims under the antitrust laws and for unjust enrichment. The defendants (including the Parent and the Company) have not yet filed responsive pleadings.

(In Thousands, except share data)

11. Commitments and Contingencies (continued)

Legal Proceedings (continued)

In July 2013 the European Commission issued a Statement of Objections against multiple CDS dealers including the Parent and the Company, as well as data service provider Markit and the International Swaps and Derivatives Association ("ISDA"). The Statement of Objections broadly alleges that the dealers infringed European Union ("EU") antitrust rules by colluding to prevent exchanges from entering the credit derivatives market between 2006 and 2009. The Parent and the Company have submitted their response to the Statement of Objections. Since mid-2009, the Antitrust Division of the DOJ has also been investigating whether multiple dealers, including the Parent and the Company, conspired with each other and with Markit to restrain competition in the markets for CDS trading, clearing and other services. Between May 2013 and November 2013, several putative class action complaints were filed against multiple dealers, including the Parent and the Company, as well as Markit and ISDA, alleging violations of the U.S. Sherman Antitrust Act ("Sherman Act"). In January 2014, after the cases were consolidated for pretrial purposes in U.S. federal court in New York, plaintiffs filed a consolidated amended complaint. Plaintiffs allege that the dealer defendants, Markit and ISDA unlawfully conspired to restrain competition in and/or monopolize the market for CDS trading in the U.S. in order to protect the dealers' profits from trading CDS in the over-the-counter market. Plaintiffs assert claims under the Sherman Act and common law on behalf of all purchasers and sellers of CDS that transacted directly with any of the dealer defendants since January 1, 2008, and seek unspecified trebled compensatory damages and other relief.

HSH Nordbank AG ("HSH") filed an action in 2008 against the Parent and the Company (the "Defendants") in New York State court relating to $500 million of notes acquired by HSH in a synthetic CDO transaction known as North Street Referenced Linked Notes, 2002-4 Limited ("NS4"). The notes were linked through a credit default swap between the NS4 issuer and the Parent to a reference pool of corporate bonds and asset-backed securities. HSH alleged that Defendants knowingly misrepresented the risk in the transaction, sold HSH notes with "embedded losses", and improperly profited at HSH's expense by misusing its right to substitute assets in the reference pool within specified parameters. HSH was seeking $500 million in compensatory damages plus pre-judgment interest. In March 2013, HSH and the Defendants reached a settlement agreement.

(In Thousands, except share data)

11. Commitments and Contingencies (continued)

Legal Proceedings (continued)

In June 2010, the Company was named as a defendant in a putative class action complaint brought in federal court in Oklahoma relating to its role as underwriter and seller in a bond offering of $182 million in zero coupon bonds originally issued in 1984 by Greater Southwestern Funding Corporation ("GSF"). The complaint alleges that GSF breached its contractual obligation to make payments on the bonds and is liable for the principal and interest due on the bonds, and that the Company is liable for GSF's contract indebtedness under equitable theories, including a corporate "veil-piercing" claim. A class was certified in December 2011. The case went to trial in April 2013 and the jury returned a unanimous verdict in the Company's favor on all claims.

The Parent, including the Company, has responded to a number of governmental inquiries and investigations and is involved in a number of litigations, arbitrations and disputes related to the financial crisis and, in particular, mortgage-related securities and other structured transactions and derivatives. In August 2013, the Company entered into a settlement with the SEC related to the Company's structuring and underwriting of a CDO, ACA 2007-2, in 2007. Pursuant to that settlement, in which the SEC alleged violations of the U.S. securities laws arising out of the Company's retention of approximately $23.6 million in upfront premium payments, the Company agreed to make a payment to the U.S. Treasury of approximately $49.8 million. In addition to the above mentioned cases, the Company is involved in litigation arising in the normal course of business.

In the opinion of management, after consultation with legal counsel, the ultimate resolution of such aforementioned litigation will not have a materially adverse effect on the Company's financial position.

12. Related Party Transactions

Pursuant to various service fee arrangements, the Company provides and receives services to and from affiliates. The related receivable and payable, which are included in other assets and other liabilities and accrued expenses on the statement of financial condition, were $52,803 and $58,523, respectively, at December 31, 2013.

The Company primarily uses office space leased by the Parent, and is charged accordingly under the aforementioned service fee arrangements.

(In Thousands, except share data)

12. Related Party Transactions (continued)

The Company clears certain commodity transactions through affiliates. In addition, affiliates clear certain customer and proprietary securities and commodity transactions through the Company.

The Company enters into securities and foreign exchange transactions with affiliates in the normal course of business.

As of December 31, 2013, the Company had balances with affiliates as follows:

	Assets	Liabilities
Cash and cash equivalents	$ 63,645	$ –
Securities borrowed / loaned	17,767,504	21,211,325
Resale/repurchase agreements	3,706,297	17,419,627
Securities received / returned as collateral	354,800	354,800
Amounts with brokers, dealers and clearing organizations	2,375,172	2,111,097
Amounts with customers	60,640	81,092
Short-term borrowings	–	3,960,233
Accrued interest	12,631	11,921
Other assets / liabilities and accrued expenses	55,363	82,624

Short-term borrowings are due on demand and bear interest based on variable rates.

13. Subordinated Borrowings

The Company has subordinated borrowings with UBS Americas Inc., consisting of term loans of $525,000 maturing on December 29, 2015, $750,000 maturing on December 31, 2015, $2,100,000 maturing on February 28, 2016, and $2,000,000 maturing on September 28, 2017.

The Company also has revolving subordinated loan agreement with UBS Americas Inc. This agreement provides revolving credit line of $11,600,000 through December 31, 2014, with final maturity at December 31, 2014. As of December 31, 2013, the Company has drawn down $2,800,000 of the $11,600,000.

Loans with UBS Americas Inc. bear interest at rates that reset at variable intervals as determined by the Parent, based upon similar funding costs charged by the Parent, which approximated the one month LIBOR at December 31, 2013.

(In Thousands, except share data)

13. Subordinated Borrowings (continued)

All subordinated borrowings have been approved by FINRA and the Chicago Mercantile Exchange Group and thus are available in computing regulatory net capital (see Note 15).

14. Asset-Backed Securitization Vehicles

The Company is in the business of underwriting securitizations (i.e., helped transform financial assets into securities through sales transactions) of securities and other financial assets, principally mortgage-backed and asset-backed securities, acting as lead or co-manager. The Company's continuing involvement in these securitization transactions was primarily limited to the temporary retention of various securities.

At December 31, 2013, the Company retained $161,173 in CMBS; $80,346 in CDOs and Collateralized Loan Obligations (CLO); and $31,377 in non-agency residential mortgage securities related to securitizations in which the Company acted as underwriter, and either the Company or an affiliate acted as transferor. These retained interests are generally valued using observable market prices and, when available, are verified by external pricing sources. In addition to positions retained at primary issuance, retained interests include positions acquired in secondary markets subsequent to securitizations. Majority of the retained interests in securities are rated investment grade or higher. Retained interests are included in securities owned, at fair value on the statement of financial condition.

The Company and its affiliates sponsored securitizations utilizing special purpose entities (SPEs) as part of the securitization process. The Company is involved with various entities in the normal course of business that may be deemed to be VIEs. The Company's variable interests in such VIEs predominately include debt and equity interests. The Company's involvement with VIEs arises from being the primary beneficiary as described in Note 2 and from retained interests in connection with securitization activities. At December 31, 2013, the Company did not have any material VIEs that had to be consolidated.

The Company does not have any explicit or implicit incremental arrangements that could require it to provide financial support (for example, liquidity arrangements and obligations to purchase assets) to such VIEs, including events and circumstances that could expose the Company to loss. The Company has not provided financial or other support during the period to such VIEs that it was not previously contractually required to provide.

(In Thousands, except share data)

15. Net Capital Requirements and Other Regulatory Matters

As a registered broker-dealer with the SEC, the Company is subject to the SEC's net capital rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or the risk based capital requirement under the Commodity Exchange Act. At December 31, 2013, the Company had net capital of $9,560,779, which was $8,697,665 in excess of the required net capital of $863,114. The Company's ratio of net capital to aggregate debit items was 34%.

Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

The Company is also subject to certain conditions imposed by the Federal Reserve Board, including limitations on certain activities with affiliates.

16. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, net deferred tax assets are included in other assets in the statement of financial condition and are reflected with a reduction for a valuation allowance.

In accordance with ASC Topic 740, if it is more likely than not that the ultimate realization of deferred tax assets is not going to be recognized, a valuation allowance should be recorded. In assessing the recoverability of the deferred tax assets, the Company considered all available positive and negative evidence, including history of earnings as well as all possible tax planning strategies.

After consideration of all relevant evidence, the Company believes that it is more likely than not that a benefit will not be realized for any of its deferred tax assets, and accordingly, a valuation allowance of $950,173 has been recorded. Since December 31, 2012, the valuation allowance increased by $30,067.

(In Thousands, except share data)

16. Income Taxes (continued)

The components of the Company's deferred tax assets and liabilities as of December 31, 2013 were as follows:

Net operating loss carry forwards	$	892,399
Employee benefits		27,085
Other deferred tax assets		38,666
Total deferred tax assets		958,150
Valuation allowance		(950,173)
Total deferred tax assets net of valuation allowance		7,977
Deferred tax liabilities		(7,977)
Total net deferred tax assets	$	-

At December 31, 2013, the Company's net operating loss carryforwards will begin to expire in 2027. For UBT purposes, there is generally no carryback allowed.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Total amounts of unrecognized tax benefits as at January 1, 2013	$	13,745
Gross amounts of the increases in unrecognized tax benefits as a result of tax positions taken during a prior period		-
Gross amounts of the decreases in unrecognized tax benefits as a result of tax positions taken during a prior period		(568)
Gross amounts of the increases in unrecognized tax benefits as a result of tax positions taken during a current period		-
Gross amounts of the decreases in unrecognized tax benefits as a result of tax positions taken during a current period		-
The amounts of decreases in the unrecognized tax benefits relating to settlement with taxing authority		-
Total amounts of unrecognized tax benefits as of December 31, 2013	$	13,177

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate equals $10,770. However, because the benefit would be partially offset by a corresponding increase in the valuation allowance, there would be an impact of $5,000.

The total amount of interest and penalties recognized in other liabilities and accrued expenses on the statement of financial condition is $2,829.

(In Thousands, except share data)

16. Income Taxes (continued)

The Company files U.S. federal, state and local income tax returns as a partnership. During 2013, the Company is currently under examination by the IRS for tax years 2009 through 2011. Additionally, the Company is under examination by New York City for its UBT returns for the tax years 2003 through 2007.

In the next twelve months, the Company believes that there will be no material changes to unrecognized tax benefits.

17. Subsequent Event

On February 21, 2014, the Company paid down $1,000,000 of revolving subordinated debt with UBS Americas Inc., which was approved by FINRA and the Chicago Mercantile Exchange.

The Company has evaluated subsequent events through February 28, 2014, the issuing date of the statement of financial condition. The Company, except for what is noted above and disclosed in Note 11, did not note any subsequent events requiring disclosure to the statement of financial condition.

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